02047832

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

SEC MAIL PROCESSING RECEIVED OCT 21 2002 WASH. D.C. 104 SECTION

For the period September 11 to October 7, 2002

Anthony Clark International Insurance Brokers Ltd.
(Translation of registrant's name into English)

PROCESSED OCT 23 2002 THOMSON FINANCIAL

10333 Southport Road S.W., Suite 355, Calgary, Alberta, Canada T2W 3X6
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F X Form 40-F ____

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ____ No X

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Anthony Clark International Insurance Brokers Ltd.
(Registrant)

Date: October 8, 2002

By ____
(Signature) *

Joseph P. Giuffre
(Name)

Secretary and Director
(Title)

* Print the name and title of the signing officer under his signature.

25870.1

TO: Director, British Columbia Securities Commission
Director, Alberta Securities Commission

WHEREAS Anthony Clark International Insurance Brokers Ltd. (the "Company") is filing its Annual Report on Form 20-F for the year ended March 31, 2002 as its Annual Information Form for the year ended March 31, 2002 (the "AIF") and, pursuant to applicable rules and policies, the Company must make an undertaking;

NOW THEREFORE the Company undertakes to provide to any person or company, upon request to the Secretary of the Company:

a) one copy of the AIF of the Company, together with one copy of any document, or the pertinent pages of any document, incorporated by reference in the AIF;

b) one copy of the comparative financial statements of the Company for its most recently completed financial year for which financial statements have been filed together with the accompanying report of the auditor and one copy of the most recent interim financial statements of the Company that have been filed, if any, for any period after the end of its most recently completed financial year, and

c) one copy of the information circular of the Company in respect of its most recent annual meeting of shareholders that involved the election of directors or one copy of any annual filing prepared instead of that information circular.

Dated this 13th day of September, 2002.

ANTHONY CLARK INTERNATIONAL INSURANCE BROKERS LTD.

Per: *"Primo Podorieszach"*

Primo Podorieszach, President

NOTICE OF FILING AN ANNUAL INFORMATION FORM UNDER MULTILATERAL INSTRUMENT 45-102

I, Primo Podorieszach, President of Anthony Clark International Insurance Brokers Ltd. (the "Company"), do hereby advise as follows:

1. On September 13, 2002 I did cause to be filed with the Alberta and British Columbia Securities Commissions the Company's Annual Report on Form 20-F for the year ended March 31, 2002 in the form required by Form 44-101F1 (the "Current AIF");

2. The filing of the Current AIF took place through the facilities of SEDAR under SEDAR project number 00480610; and

3. The Company is relying on its Current AIF for a reduced hold period on its issued securities as allowed by Multilateral Instrument 45-102 "Resale of Securities".

Dated September 13, 2002

ANTHONY CLARK INTERNATIONAL INSURANCE BROKERS LTD.

Per: *"Primo Podorieszach"*

Primo Podorieszach, President

73416.1

FORM: 1 | Company Name: **ANTHONY CLARK INTERNATIONAL INSURANCE BROKERS LTD.** | Stock Symbol: **ACL**

*** REVISED ***

CHANGE IN OUTSTANDING AND RESERVED SECURITIES

	ISSUED AND OUTSTANDING SHARE SUMMARY	# of Shares	Balance
	Issued and Outstanding – Opening Balance*	**7,692,055**	**7,692,055**
ADD:	Stock Options Exercised		
	Share Purchase Plan		
	Dividend Reinvestment Plan		
	Exercise Warrants		
	Private Placement		
	Conversion		
	Other Issuance (provide description)		
SUBTRACT:	Issuer Bid Purchase		
	Redemption		
	Other Cancellation (provide description)		
	Closing Issued and Outstanding Share Balance*	**7,692,055**	**7,692,055**

NOTE: If any of the Company's securities of a listed class are held by the Company itself or by any subsidiary of the Company (which securities are herein referred to as "internally-held securities"), such internally-held securities must not be counted as "issued and outstanding."

Internally-held securities may result from the Company not cancelling shares acquired pursuant to an issuer bid or as a consequence of a subsidiary of the Company retaining or obtaining shares of the Company through a merger, amalgamation, arrangement or reorganization involving the Company.

RESERVED FOR SHARE COMPENSATION ARRANGEMENTS

A.	**Share Purchase Plans and / or Agreement(s)**	# of Shares	Balance
	NAME OF PROGRAM:		
	Opening Reserve for Share Purchase Plan / Agreement		
	Additional Shares Listed Pursuant to the Plan (ADD)		
	Shares Issued from Treasury (SUBTRACT)		
	Closing Reserve for Share Purchase Plan		**N/A**

B.	**Dividend Reinvestment Plan (DRIP) — for shareholders**	# of Shares	Balance
	NAME OF PROGRAM:		
	Opening Reserve for Dividend Reinvestment Plan		
	Additional Shares Listed Pursuant to the Plan (ADD)		
	Shares Issued (SUBTRACT)		
	Closing Reserve for Dividend Reinvestment Plan		**N/A**

RESERVED FOR SHARE COMPENSATION ARRANGEMENTS

C. **Stock Option Plan and / or Agreement**

NAME OF PROGRAM: STOCK OPTION PLAN

Stock Options Outstanding — Opening Balance	**990,400**

Options Granted: (ADD)

Date of Grant	Name of Optionee	Expiry Date	Exercise Price	# of Options Granted
			SUBTOTAL	
				N/A

Options Exercised: (SUBTRACT) Shares issued on exercise must also be subtracted in the table entitled "Shares Reserved" below

Date of Grant	Name of Optionee	Expiry Date	Exercise Price	# of Options Granted
			SUBTOTAL	N/A

Share Appreciation Rights or Market Growth Feature ("SAR") in tandem with Stock Options.

Date of Exercise / Canc.	Name of Optionee	Date of Grant	# Options Canc.	# Shares Issued* (based on SAR Value)
			SUBTOTAL	N/A

*Shares may, or may not be issued however "Shares Reserved" (for Stock Option Plan) may require a deduction in accordance with TSE acceptance of the Plan. Please ensure all applicable changes are noted.

Options Cancelled/Terminated: (SUBTRACT) If an option is cancelled prior to its natural expiry date, for reasons other than termination of employment or natural expiry, the entry should be noted with a * and an explanation provided below.

Date of Canc. / Term	Name of Optionee	Date of Grant	Expiry Date	Exercise Price	Number
Aug/2002	Bob Dennis	26-Oct-2001	26-Oct-2006	$1.00	4,000
				SUBTOTAL	4,000

Stock Option Outstanding — Closing Balance	**986,400**

RESERVED FOR SHARE COMPENSATION ARRANGEMENTS

D. Shares Reserved (for Stock Option Plan)

NAME OF PROGRAM: STOCK OPTION PLAN	# of Shares	Balance
Opening Share Reserve Balance at beginning of period		1,309,811
Additional shares Listed Pursuant to the Plan (ADD)		
Stock Options Exercised (SUBTRACT)		
Stock Appreciation Rights (SUBTRACT)		
Closing Share Reserve Balance at end of period		**1,309,811**

All information reported in this Form is for the month of September, 2002.

Filed on behalf of the Company by:
(please enter name and direct phone or email)

NAME Kathryn Cooper

PHONE / EMAIL (604) 891-2705 email: kathryn.cooper@gowlings.com

DATE October 1, 2002

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